Attorneys at Law

Address
1001 Fourth
Avenue Plaza
Suite 4500
Seattle, WA
98154-1065

Telephone
(206) 624-3600

Facsimile
(206) 389-1708

E-mail
fwoodruff@riddellwilliams.com

Direct Line
(206) 389 1519
October 31, 2006
VIA EDGAR AND FACSIMILE
Mr. Daniel L. Gordon, Branch Chief
Ms. Kristi Beshears, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Red Lion Hotels Corporation (the “Company”) Form 10-K for the year ended December 31, 2005 Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 File No. 001-13957
Dear Mr. Gordon and Ms. Beshears:
We received your letter of October 18, 2006. We also received the clarifying voice mail message from Mr. Gordon on October 26, 2006 stating in effect that the Company could determine how to present the change in accounting for its Kalispell investment and would not necessarily need to characterize it as a restatement.
Accordingly, the Company will reflect its ownership in the Kalispell property as an equity investment effective July 1, 2006. With respect to any portions of prior periods that the Kalispell property was not wholly owned by the Company, the prior period financial statements will be reclassified to conform to this new presentation.
We very much appreciate your guidance and cooperation in working through these issues.
Very truly yours,
Frank C. Woodruff
of
RIDDELL WILLIAMS P.S.